UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BIOSTAGE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09074M103

(CUSIP Number)

Chip Greenblatt

330 South Wells St. # 711

Chicago, IL 60606

With a copy to:

Jeffrey A. Schumacher

Reed Smith LLP

10 South Wacker Dr.

Chicago, IL 60606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 09074M103	Page 2 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS First Pecos LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 547,000 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 547,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 09074M103	Page 3 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Banco Panamericano, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 490,018 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 490,018 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,018 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.86%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 09074M103	Page 4 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Leslie Jabine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 09074M103	Page 5 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Chip Greenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,037,018 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,037,018 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,018 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 09074M103	Page 6 of 11

Item 1.	Security and Issuer

This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the shares of Common Stock of Biostage, Inc. (the “Issuer”) as filed with the SEC on September 8, 2016 (as so amended, the “Schedule 13D”) by First Pecos LLC (“Pecos”), Banco Panamericano, Inc. (“Banco”), Leslie Jabine (“Ms. Jabine”) and Chip Greenblatt (“Mr. Greenblatt”) (each of Pecos, Banco, Ms. Jabine and Mr. Greenblatt, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as set forth below:

The shares of Common Stock acquired by the Reporting Persons were purchased in a series of open market transactions utilizing available funds. With respect to Ms. Jabine, a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by Pecos, of which Mr. Greenblatt is the sole manager, were acquired with funds held by Pecos for the general purpose of investing. The shares of Common Stock held by Banco of which Mr. Greenblatt is the sole director, were acquired with funds held by Banco for the general purpose of investing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as set forth below:

The Reporting Persons acquired the securities reported herein solely for investment purposes and not with a view of distribution under the Securities Act. On October 20, 2016, Mr. Greenblatt had a discussion with a representative of the Issuer regarding the possibility of one or more of the Reporting Persons or their affiliates providing financing to the Issuer. The form and terms of any such financing were not discussed in detail and no agreements were reached. The Reporting Persons do not know whether any agreement regarding potential financing will be reached or whether any financing will be provided by the Reporting Persons or their affiliates. Except as set forth herein, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

CUSIP No. 09074M103	Page 7 of 11

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a) and (b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,077,018 shares of Common Stock, representing approximately 6.30% of the Issuer’s Common Stock outstanding. Pecos holds 547,000 shares of Common Stock or 3.20% of the outstanding Common Stock. Banco holds 490,018 shares of Common Stock or 2.86% of the outstanding Common Stock. Mr. Greenblatt is the sole manager of Pecos and the sole director of Banco. Ms. Jabine holds 40,000 shares of Common Stock or 0.23% of the outstanding Common Stock. For purposes of calculating the percentages of Common Stock owned, the Reporting Persons have assumed that there were 17,108,968 shares of Common Stock outstanding as of August 10, 2016 (as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2016).

(c) During the 60-day period preceding the filing of this Schedule 13D, the Reporting Persons identified below have purchased Shares in the open market as follows:

Name	Trade Date	Number of Shares Purchased	Avg. Price Per Share
Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco Banco

09/08/16

09/09/16

09/13/16

09/16/16

09/19/16

09/19/16

09/20/16

09/20/16

09/20/16

09/21/16

09/21/16

09/22/16

09/23/16

09/27/16

09/28/16

09/30/16

09/30/16

09/30/16

10/04/16

10/07/16

10/10/16

10/12/16

10/14/16

10/17/16

10/20/16

10/21/16

		3,286 3,500 5,000 5,000 3,000 1,149 1,500 2,000 200 5,000 1,500 2,000 3,626 3,000 1,500 3,000 100 4,400 3,000 3,000 3,000 4,500 6,500 1,500 18 3,500	$ 1.07 1.10 1.00 1.00 1.04 1.03 1.05 1.03 1.02 1.09 1.12 1.06 1.05 1.03 1.08 1.07 1.13 1.08 1.05 $0.96 0.93 0.91 0.91 0.90 0.87 0.87

CUSIP No. 09074M103	Page 8 of 11

Name	Trade Date	Number of Shares Purchased	Avg. Price Per Share
Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos Pecos	09/02/16 09/09/16 09/19/16 09/20/16 09/20/16 09/20/16 09/29/16 09/30/16 10/03/16 10/04/16 10/07/16 10/10/16 10/11/16 10/14/16 10/19/16 10/20/16	300 12,560 676 100 5,100 22 3,042 7,326 1,212 3,462 3,000 3,000 298 27,102 16,052 548	$1.07 1.10 1.00 1.01 1.10 1.09 1.08 1.07 1.05 1.05 0.95 0.90 0.90 0.90 0.89 0.89

CUSIP No. 09074M103	Page 9 of 11

Name	Trade Date	Number of Shares Purchased	Avg. Price Per Share
Jabine Jabine	10/13/16 10/21/16	10,000 5,000	$0.95 $0.86

(d) No other person is known by a Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as set forth below:

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

CUSIP No. 09074M103	Page 10 of 11

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit A: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on September 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

FIRST PECOS LLC

By: /s/ Chip Greenblatt

Chip Greenblatt, Sole Manager

BANCO PANAMERICANO, INC.

By: /s/ Chip Greenblatt
Chip Greenblatt, Sole Director

LESLIE JABINE, INDIVIDUALLY

/s/ Leslie Jabine
Leslie Jabine

CHIP GREENBLATT, INDIVIDUALLY

/s/ Chip Greenblatt
Chip Greenblatt